

Mail Stop 3030

June 25, 2009

<u>Via U.S. Mail</u>

Ms. Michelle Doery
Chief Financial Officer
Point Blank Solutions, Inc.
2102 SW 2nd Street
Pompano Beach, FL   33069

   RE: Point Blank Solutions, Inc.
     Item 4.01 Form 8-K
     Filed June 4, 2009
     File No. 1-13112

Dear Ms. Doery:

   We have completed our review of your Form 8-K and related filings and have no further comments at this time.

       Sincerely,

       Brian Cascio
       Accounting Branch Chief